UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

OWC Pharmaceutical Research Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26784V108
(CUSIP Number)

Discover Growth Fund, LLC

5330 Yacht Haven Grande, Suite 206

St. Thomas, VI 00802

Attn: John Kirkland

(340) 774-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26784V108

1. Names of Reporting Person: DISCOVER GROWTH FUND, LLC

I.R.S. Identification Nos. of above persons (entities only): 66-0854607

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

 3. SEC Use Only:

4. Source of Funds (See Instruction): WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6. Citizenship or Place of Organization: U.S. Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	55,493,834

8	Shared Voting Power:	0

9	Sole Dispositive Power:	55,493,834

10	Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 55,493,834

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13. Percent of Class Represented by Amount in Row (11): 9.990%

14. Type of Reporting Person (See Instructions): OO

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person holds no shares of the Issuer’s Common Stock. The Reporting person holds 366 shares of Series A Preferred Stock

On June 17, 2021, the Reporting Person entered into an agreement with the Issuer provides that the Issuer shall not affect the conversion of any of the Preferred Shares to the extent that after giving effect to such conversion, the Reporting Person and all other attribution parties would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion, which provision may be may be increased up to but not in excess of 9.99% by written notice to the Issuer, which notice shall be effective sixty-one (61) calendar days after the date of such notice.

The Reporting Person now intends to resume its status as a passive investor.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages set forth in this Schedule 13D are based upon 500,000,000 shares of Common Stock outstanding.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Person during the past sixty (60) days.

(d)	No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2021	DISCOVER GROWTH FUND, LLC

/s/ John Kirkland
	Name:	John Kirkland, President of G.P. of Member

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